

December 5, 2014

<u>Via E-mail</u>
Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 W. Hamilton Street
Allentown, PA 18101

> **Re: Talen Energy Corporation**
> **Registration Statement on Form S-1**
> **Filed November 5, 2014**
> **File No. 333-199888**

Dear Mr. Farr:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Representation and Warranties, page 75

1. We note your cautionary statements here and on page II-6 at the beginning of the exhibit index concerning the representations and warranties in the Transaction Agreement and the other agreements included as exhibits to the registration statement. Please note that disclosure regarding an agreement's representations or covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal

securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Unaudited Pro Forma Condensed Combined Financial Information, page 95

2. We note the actual purchase price for RJS Power could be materially different than your estimated purchase price and the final fair value amounts recorded for the assets, including goodwill, and liabilities of RJS Power may differ materially from the information presented in the pro forma financial information. Please describe in more detail how you estimated the purchase price and how you estimated the fair market values of the tangible and intangible assets and liabilities of RJS Power.

Note 2. Purchase Price Allocation, Pro Forma and Other Adjustments, page 102

3. Please revise your disclosure in pro forma adjustment Note 2(e) to disclose the interest rate used in computing the estimated pro forma interest expense based on the committed terms of the new $1.85 billion credit facility.

Management's Discussion and Analysis of Financial Condition . . . , page 108

Energy Supply, page 109

Other Financial and Operational Developments, page 110

4. We note your disclosure here and on page F-16 of the Brunner Island and Montour coal-fired generation plants tested for impairment in the fourth quarter of 2013 as well as your disclosure of several factors that could negatively impact the operations of these facilities and potentially result in future impairment charges. To the extent these are asset groups at-risk, please tell us your consideration of disclosing the percentage by which fair value exceeded the carrying value of these asset groups.

RJS Power, page 147

Results of Operations, page 148

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013, page 153

5. We note that you identify more than one reason for an increase or decrease in the components of power revenues and realized settlement on commodity derivative contracts. Please revise your disclosure to quantify, to the extent possible, the effect of

each different reason to provide your readers with insight into the underlying drivers of those changes.

Significant Accounting Policies, page 165

6. Please consider disclosing your critical accounting estimates to supplement the description of significant accounting policies included in Note 3 to the audited combined financial statements on page F-126. Please also disclose whether accounting estimates and assumptions are reasonably likely to change in the future based on other outcomes that are reasonably likely to occur, and quantify the impact that could result given the range of reasonably possible outcomes.

Financial Statements of RJS Power Holdings LLC

Audited Combined Statements of Cash Flows for the Year Ended December 31, 2013, page F-123

7. We note your presentation of changes in assets and liabilities in the combined statements of cash flows for the year ended December 31, 2013. We are unable to reconcile the change in other current liabilities to the balance in the combined balance sheets on page F-120. Also, the loss on the extinguishment of debt in the combined statements of cash flows does not agree to the loss reflected in the combined statements of operations on page F-121. Please revise or advise.

8. Please revise to separately identify the non-cash investing and financing activities in the combined statements of cash flows for the periods presented. Refer to ASC 230-10-50-3.

Notes to Combined Financial Statements, page F-124

3. Basis of presentation and significant accounting policies, page F-126

Revenue recognition, F-127

9. We note your disclosure and elsewhere throughout the prospectus that the company engages in the sale of electricity, generating capacity and ancillary services on a wholesale basis. In this regard, please revise your disclosure to describe your revenue recognition policies associated with each material type of revenue transaction. In doing so, please discuss revenue recognition with respect to long-term wholesale power contracts. Refer to ASC 235-10-50-3 and SAB Topic 13B.

10. We note your disclosure that revenue recognition is recorded under the accrual method utilizing estimates where necessary. Please describe the significant judgments made in estimating revenues and how changes to such estimates affect the timing or amount of revenue recognition.

Asset retirement obligations, page F-129

11. Please revise your disclosure to clarify, if true, that you recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. Refer to ASC 410-20-25-4.

4. Acquisition, page F-130

Raven Power, page F-130

12. We note your disclosure that historical book value was used to record the fair value of acquired accounts receivable, other current and long-term assets, accounts payable and other current liabilities due to the short-term nature of these instruments. Please tell us how your initial measurement of the net assets acquired complies with ASC 805-20-30-1. Please also tell us how you measured the bargain purchase gain. Refer to ASC 805-30-25-2.

8. Notes payable and lines of credit, page F-133

13. We note your disclosure that Topaz, Sapphire and Raven 2013 credit agreements contain covenants that restrict distributions and certain loans, among other things. Please tell us your consideration to disclose, in more detail, the pertinent provisions of such covenants that restrict the payment of distributions and/or loans and to disclose the amount of members' interest or net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X.

Notes to Unaudited Combined Condensed Financial Statements, page 151

Changes to presentation of Statement of Operations, page F-152

14. Please describe the type of costs classified in fuel including the other variable operating costs previously included within operations and maintenance on the Statement of Operations.

Exhibit Index, page II-6

15. Regarding the opinion of Simpson Thacher & Bartlett LLP as to certain tax matters to be filed by amendment as Exhibit 8.1 to the registration statement, please clarify for us whether this opinion will encompass both the Distribution Opinion and the Simpson Thacher Merger and Combination Opinion, each as defined in the Material U.S. Federal Income Tax Consequences section of the prospectus, beginning on page 61. Please also clarify for us whether you anticipate the opinion being in "long-form," as defined in Section III of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di Silvio, Staff Accountant, at (202) -551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director